SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-31281; File No. 812-14226]

SunAmerica Series Trust, et al.; Notice of Application

October 10, 2014

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application pursuant to Section 6(c) of the Investment Company Act of 1940,
as amended (the "1940 Act" or "Act"), seeking exemptions from Sections 9(a), 13(a), 15(a) and
15(b) of the 1940 Act and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder.

Applicants: SunAmerica Series Trust, Seasons Series Trust, Anchor Series Trust, VALIC
Company I, and VALIC Company II (each referred to herein as a "Trust," and collectively as the
"Trusts"), SunAmerica Asset Management LLC (formerly, SunAmerica Asset Management
Corp. ("SAAMCo"), and The Variable Annuity Life Insurance Company ("VALIC") (together
with SAAMCo and the Trusts, the "Applicants").

Summary of Application: Applicants request an order granting exemptions from Sections 9(a),
13(a), 15(a), and 15(b) of the Act and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder, in cases
where a life insurance company separate account supporting variable life insurance contracts
("VLI Account") holds shares of an existing portfolio of a Trust (an "Existing Fund") or a
"Future Fund,"[1] as defined below (any Existing Fund or Future Fund is referred to herein as a
"Fund", and collectively as the "Funds"), and one or more of the following other types of
investors also hold shares of the Funds: (1) any life insurance company separate account

---

[1] As used herein, a "Future Fund" is any investment company (or investment portfolio or series thereof), other than
an Existing Fund, designed to be sold to VA Accounts and/or VLI Accounts and to which the Applicants or their
affiliates may in the future serve as investment advisers, investment subadvisers, investment managers,
administrators, principal underwriters, or sponsors.

supporting variable annuity contracts, whether or not registered as an investment company with the Commission (a "VA Account"), (2) any VLI Account, whether or not registered as an investment company with the Commission, (3) the investment adviser or any subadviser to a Fund or affiliated persons of the investment adviser or subadviser (representing seed money investments in the Fund) ("Advisers"), (4) any general account of an insurance company depositor of VA Accounts and/or VLI Accounts (representing seed money investments in the Fund) ("General Account"); and/or (5) any qualified group pension or group retirement plan administered by a trustee outside the separate account context (a "Plan" or "Qualified Plan").

Filing Date: The application was filed on October 25, 2013, and amended and restated on January 30, 2014, and September 4, 2014.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Secretary of the Commission and serving Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on November 4, 2014, and should be accompanied by proof of service on Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons may request notification of a hearing by writing to the Secretary of the Commission.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants, AIG Life and Retirement c/o Mark Matthes, Associate General Counsel, 2919 Allen Parkway, 4th Floor, Houston, TX 77019.

For Further Information Contact: Sonny Oh, Senior Counsel, or Joyce M. Pickholz, Branch Chief, Disclosure Review Office (Insured Investments), Division of Investment Management at (202) 551-6795.

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's Web site by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search.htm, or by calling (202) 551-8090.

Applicants' Representations:

1.   SunAmerica Series Trust was formed as a Massachusetts business trust on September 11, 1992, and is registered under the Act as an open-end management investment company (Reg. File No. 811-07238). The Trust is a series investment company as defined by Rule 18f-2 under the Act and is currently comprised of forty (40) Funds. The Trust issues a separate series of shares of beneficial interest for each of its Funds and has filed a registration statement under the Securities Act of 1933, as amended (the "1933 Act") on Form N-1A (Reg. File No. 33-52742) to register such shares. The Trust may establish additional Funds in the future and additional classes of shares for such Funds. Shares of the Funds of the SunAmerica Series Trust are not and will not be offered to the general public.

2.   Seasons Series Trust was formed as a Massachusetts business trust on October 10, 1995, and is registered under the Act as an open-end management investment company (Reg. File No. 811-07725). The Trust is a series investment company as defined by Rule 18f-2 under the Act and is currently comprised of twenty-one (21) Funds. The Trust issues a separate series of shares of beneficial interest for each of its Funds and has filed a registration statement under the 1933 Act on Form N-1A (Reg. File No. 333-08653) to register such shares. The Trust may

establish additional Funds in the future and additional classes of shares for such Funds. Shares

of the Funds of the Seasons Series Trust are not and will not be offered to the general public.

3.   Anchor Series Trust was formed as a Massachusetts business trust on August 26,

1983, and is registered under the Act as an open-end management investment company (Reg.

File No. 811-03836). The Trust is a series investment company as defined by Rule 18f-2 under

the Act and is currently comprised of eight (8) Funds. The Trust issues a separate series of

shares of beneficial interest for each of its Funds and has filed a registration statement under the

1933 Act on Form N-1A (Reg. File No. 2-86188) to register such shares. The Trust may

establish additional Funds in the future and additional classes of shares for such Funds. Shares

of the Funds of the Anchor Series Trust are not and will not be offered to the general public.

4.   VALIC Company I ("VC I") was formed as a Maryland corporation on December

7, 1984 and is registered under the Act as an open-end management investment company (Reg.

File No. 811-03738). VC I is a series investment company as defined by Rule 18f-2 under the

Act and is currently comprised of thirty-four (34) separate Funds. VC I issues a separate series

of shares for each of its Funds and has filed a registration statement under the 1933 Act on Form

N-1A (Reg. File No. 2-83631) to register such shares. VC I may establish additional Funds in

the future and additional classes of shares for such Funds. Shares of the Funds of VC I are not

and will not be offered to the general public.

5.   VALIC Company II ("VC II") was organized as a Delaware statutory trust on

May 6, 1998, and is registered under the Act as an open-end management investment company

(Reg. File No. 811-08789). VC II is a series investment company as defined by Rule 18f-2

under the Act and is currently comprised of fifteen (15) separate Funds. VC II issues a separate

series of shares of beneficial interest for each of its Funds and has filed a registration statement under the 1933 Act on Form N-1A (Reg. File No. 333-53589) to register such shares. VC II may establish additional Funds in the future and additional classes of shares for such Funds. Shares of the Funds of VC II are not and will not be offered to the general public.

6. SAAMCo serves as the investment adviser and manager for all the Funds of the SunAmerica Series Trust, Seasons Series Trust, and Anchor Series Trust and serves as the subadviser to certain Funds of VC I and VC II. SAAMCo is an indirectly and wholly owned subsidiary of American International Group, Inc. ("AIG").

7. VALIC serves as the investment adviser to VC I and VC II and is a stock life insurance company originally organized as The Variable Annuity Life Insurance Company of America, located in Washington, D.C. and re-organized under the laws of the state of Texas on August 20, 1968. VALIC is an indirectly and wholly owned subsidiary of AIG and is registered as an investment adviser under the Advisers Act.

8. The Funds propose to offer their shares to VLI Accounts and VA Accounts of various life insurance companies (each a "Participating Insurance Company," and collectively, the "Participating Insurance Companies") to serve as an investment medium to support variable life insurance contracts ("VLI Contracts") and variable annuity contracts ("VA Contracts") (together, "Variable Contracts") issued through such VLI and VA Accounts. Each VLI Account and VA Account is or will be established as a segregated asset account by a Participating Insurance Company pursuant to the insurance law of the insurance company's state of domicile. As such, the assets of each will be the property of the Participating Insurance Company, and that portion of the assets of such a VLI or VA Account equal to the reserves and other contract liabilities with respect to the VLI or VA Account will not be chargeable with liabilities arising out of any other business that the insurance company may conduct. The income, gains and

losses, realized or unrealized, from such a VLI or VA Account's assets will be credited to or charged against the VLI or VA Account without regard to other income, gains or losses of the Participating Insurance Company. If a VLI Account or VA Account is registered as an investment company, it will be a "separate account" as defined by Rule 0-1(e) (or any successor rule) under the Act and will be registered as a unit investment trust. For purposes of the Act, the Participating Insurance Company that establishes such a registered VLI Account or VA Account is the depositor and sponsor of the VLI or VA Account as those terms have been interpreted by the Commission with respect to variable life insurance and variable annuity separate accounts.

9. The Participating Insurance Companies are currently American General Life, The United States Life Insurance Company in the City of New York ("USLIC"), and VALIC. Each Participating Insurance Company is an indirect subsidiary of AIG. Various other life insurance companies that are not affiliated persons of American General Life, USLIC, and VALIC may be, or in the future become, Participating Insurance Companies. At the current time, the following VLI Accounts and VA Accounts of American General Life, USLIC, and VALIC invest in one or more of the Trusts: American General Life: Separate Account 8, Separate Account 101, Separate Account 102, Separate Account A, Separate Account D, Separate Account II, Separate Account IV, Separate Account VA-2, Separate Account VL-R, Separate Account VL-U LIS, Separate Account VUL, and A.G. Separate Account A; USLIC: Separate Account USL VA-R, Separate Account USL VL-R and Separate Account USL B; and VALIC: Separate Account A.

10. Each Fund will sell its shares to VLI Accounts and VA Accounts only if each Participating Insurance Company sponsoring such a VLI Account or VA Account enters into a participation agreement with the Fund. The participation agreements define or will define the relationship between each Fund and each Participating Insurance Company and memorialize or

will memorialize, among other matters, the fact that, except where the agreement specifically

provides otherwise, the Participating Insurance Company will remain responsible for

establishing and maintaining any VLI Account or VA Account covered by the agreement and for

complying with all applicable requirements of state and federal law pertaining to such VLI and

VA Accounts and to the sale and distribution of Variable Contracts issued through such VLI and

VA Accounts. The role of each Fund under this arrangement, with regard to the federal

securities laws, will consist of offering and selling shares of the Fund to the VLI Accounts and

VA Accounts and fulfilling any conditions that the Commission may impose in granting the

requested order.

11. The use of a common management investment company (or investment portfolio

thereof) as an investment medium for both VLI Accounts and VA Accounts of the same

Participating Insurance Company, or of two or more insurance companies that are affiliated

persons of each other, is referred to herein as "mixed funding." The use of a common

management investment company (or investment portfolio thereof) as an investment medium for

VLI Accounts and/or VA Accounts of two or more Participating Insurance Companies that are

not affiliated persons of each other, is referred to herein as "shared funding."

12. Applicants propose that each Fund offer and sell its shares directly to Plans and

assert that Federal tax law permits investment companies such as the Funds to increase their net

assets by selling shares to Plans.

13. Plans may invest in shares of an investment company as the sole investment under

the Plan, or as one of several investments. Plan participants may or may not be given an

investment choice depending on the terms of the Plan itself. The trustees or other fiduciaries of a

Plan may vote investment company shares held by the Plan in their own discretion or, if the applicable Plan so provides, vote such shares in accordance with instructions from participants in

such Plan. Applicants have no control over whether trustees or other fiduciaries of Plans, rather

than participants in the Plans, have the right to vote under any particular Plan. Each Plan must

be administered in accordance with the terms of the Plan and as determined by its trustee or

trustees.

14.   Applicants propose that any Fund may also sell shares to its Adviser. The

Treasury Regulations permit such sales as long as the return on shares held by an Adviser is

computed in the same manner as shares held by VLI Accounts and VA Accounts, the Adviser

does not intend to sell the shares to the public, and sales to the Adviser are only made in

connection with the creation or management of the Fund for the purpose of providing seed

money for the Fund.

15.   Applicants propose that any Fund may also sell shares to a General Account of a

Participating Insurance Company. The Treasury Regulations permit such sales as long as the

return on shares held by a General Account is computed in the same manner as for shares held by

VLI Accounts and VA Accounts and the Participating Insurance Company does not intend to sell

the shares to the public.

16.   The use of a common management investment company (or investment portfolio

thereof) as an investment medium for VLI Accounts, VA Accounts, Plans, Advisers, and

General Accounts is referred to herein as "extended mixed funding."

Applicants' Legal Analysis:

1.   Section 9(a)(3) of the Act makes it unlawful for any company to serve as an

investment adviser or principal underwriter of any investment company, including a unit

investment trust, if an affiliated person of that company is subject to disqualification enumerated in Section 9(a)(1) or (2) of the Act. Sections 13(a), 15(a), and 15(b) of the Act have been deemed by the Commission to require "pass-through" voting with respect to an underlying investment company's shares.

2.   Rules 6e-2(b)(15) and 6e-3(T)(b)(15) under the Act provide partial exemptions from Sections 9(a), 13(a), 15(a), and 15(b) of the Act to VLI Accounts supporting certain VLI Contracts and to their life insurance company depositors under limited circumstances, as described in the application. Therefore, VLI Accounts, their depositors and their principal underwriters may not rely on the exemptions provided by Rules 6e-2(b)(15) and 6e-3(T)(b)(15) if shares of the Fund are held by a VLI Account through which flexible premium VLI Contracts are issued, a VLI Account of an unaffiliated Participating Insurance Company, a General Account of a Participating Insurance Company , an Adviser, any VA Account, or a Plan. Accordingly, Applicants request an order of the Commission granting exemptions from Sections 9(a), 13(a), 15(a), and 15(b) of the Act, and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder, to the extent necessary to permit a scheduled premium VLI Account to hold shares of Funds when one or more of the following types of investors also hold shares of the Funds: (1) VA Accounts and VLI Accounts (supporting scheduled premium or flexible premium VLI Contracts) of affiliated and unaffiliated Participating Insurance Companies, (2) General Accounts, (3) Advisers, or (4) Plans.

3.   Applicants maintain that there is no public policy reason why VLI Accounts and their Participating Insurance Company depositors (or principal underwriters) should not be able to rely on the exemptions provided by Rules 6e-2(b)(15) and 6e-3(T)(b)(15) just because shares of Funds held by the VLI Accounts are also held by VA Accounts, other VLI Accounts, an Adviser, a General Account, or a Qualified Plan. Rather, Applicants assert that the proposed sale

of Fund shares to Qualified Plans, Advisers, and General Accounts may allow for the development of larger pools of assets, resulting in the potential for greater investment and diversification opportunities and for decreased expenses at higher asset levels resulting in greater cost efficiencies. Similarly, Applicants believe that the proposed sale of Fund shares to Advisers and General Accounts of Participating Insurance Companies for seed money may result in the creation of more Funds as investment options for certain VA Contracts and VLI Contracts than would otherwise be the case.

4.　　　For the reasons explained below, Applicants have concluded that investments by Qualified Plans, Advisers, and General Accounts in the Funds should not increase the risk of material irreconcilable conflicts between owners of VLI Contracts and other types of investors or between owners of VLI Contracts issued by unaffiliated Participating Insurance Companies.

5.　　　Consistent with the Commission's authority under Section 6(c) of the 1940 Act to grant exemptive orders to a class or classes of persons and transactions, Applicants request exemptions for a class consisting of Participating Insurance Companies and their VA and VLI Accounts investing in the Funds, as well as their principal underwriters.

6.　　　Section 6(c) of the 1940 Act provides, in part, that the Commission, by order upon application, may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision or provisions of the Act, or any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. The Applicants submit that the exemptions requested are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, the Applicants hereby request that the Commission issue an

order under Section 6(c) of the 1940 Act for the exemptions requested herein.

7.   Section 9(a)(3) of the 1940 Act provides, among other things, that it is unlawful

for any company to serve as investment adviser or principal underwriter of any registered open-

end investment company if an affiliated person of that company is subject to a disqualification

enumerated in Sections 9(a)(1) or (2). Rules 6e-2(b)(15)(i) and (ii) and Rules 6e-3(T)(b)(15)(i)

and (ii) under the Act provide exemptions from Section 9(a) under certain circumstances, subject

to the limitations discussed above on mixed funding, extended mixed funding, and shared

funding. These exemptions limit the application of the eligibility restrictions to affiliated

individuals or companies that directly participate in management or administration of the

underlying investment company.

8.   Rules 6e-2(b)(15)(iii) and 6e-3(T)(b)(15)(iii) under the 1940 Act provide

exemptions from pass-through voting requirements with respect to several significant matters,

assuming the limitations on mixed funding, extended mixed funding, and shared funding are

observed. Rules 6e-2(b)(15)(iii)(A) and 6e-3(T)(b)(15)(iii)(A) provide that the insurance

company may disregard the voting instructions of its variable life insurance contract owners with

respect to the investments of an underlying investment company, or any contract between such

an investment company and its investment adviser, when required to do so by an insurance

regulatory authority (subject to the provisions of paragraphs (b)(5)(i) and (b)(7)(ii)(A) of Rules

6e-2 and 6e-3(T)).

9.   Rules 6e-2(b)(15)(iii)(B) and 6e-3(T)(b)(15)(iii)(A)(2) provide that an insurance

company may disregard the voting instructions of variable life insurance contract owners if such

owners initiate any change in an underlying investment company's investment policies, principal underwriter or any investment adviser (provided that disregarding such voting instructions is reasonable and subject to the other provisions of paragraphs (b)(5)(ii), (b)(7)(ii)(B) and (b)(7)(ii)(C) of Rules 6e-2 and 6e-3(T)).

10.   Both Rule 6e-2 and Rule 6e-3(T) generally recognize that a variable life insurance contract is primarily a life insurance contract containing many important elements unique to life insurance contracts and subject to extensive state insurance regulation. In adopting subparagraph (b)(15)(iii) of these Rules, the Commission implicitly recognized that state insurance regulators have authority, pursuant to state insurance laws or regulations, to disapprove or require changes in investment policies, investment advisers, or principal underwriters.

11.   Applicants represent that the sale of Fund shares to Qualified Plans, Advisers, and General Accounts will not have any impact on the exemptions requested herein regarding the disregard of pass-through voting rights. Shares sold to Plans will be held by such Plans. The exercise of voting rights by Plans, whether by trustees, participants, beneficiaries, or investment managers engaged by the Plans, does not raise the type of issues respecting disregard of voting rights that are raised by VLI Accounts. With respect to Plans, which are not registered as investment companies under the 1940 Act, there is no requirement to pass through voting rights to Plan participants. Indeed, to the contrary, applicable law expressly reserves voting rights associated with Plan assets to certain specified persons.

12.   Similarly, the sale of Fund shares to an Adviser and to the General Accounts of Participating Insurance Companies will not have any impact on the exemptions requested herein regarding the disregard of pass-through voting rights. The exercise of voting rights by Advisers and the General Accounts of Participating Insurance Companies does not raise the type of issues respecting disregard of voting rights that are raised by VLI Accounts. Neither Advisers nor

General Accounts are registered as investment companies under the Act, and are not subject to any pass-through voting requirements.

13.   Applicants recognize that the Commission's primary concern with respect to mixed funding, extended mixed funding, and shared funding issues is the potential for irreconcilable conflicts between the interests of owners of variable life insurance contracts and those of other investors in an open end investment company serving as an investment vehicle for such contracts. The prohibitions on mixed and shared funding might reflect concern regarding possible different investment motivations among investors. When Rule 6e-2 was first adopted, variable annuity separate accounts could invest in mutual funds whose shares were also offered to the general public. However, now, under the Internal Revenue Code of 1986, as amended (the "Code") , any underlying funds, including a Fund, that sells shares to VA Accounts or VLI Accounts, would, in effect, be precluded from also selling its shares to the public. Consequently, the Funds may not sell their shares to the public.

14. Applicants assert that the rights of an insurance company or a state insurance regulator to disregard the voting instructions of owners of Variable Contracts is not inconsistent with either mixed funding or shared funding. Applicants argue that the National Association of Insurance Commissioners Variable Life Insurance Model Regulation (the "NAIC Model Regulation") suggests that it is unlikely that insurance regulators would find an underlying fund's investment policy, investment adviser or principal underwriter objectionable for one type of Variable Contract but not another type.

15.   Applicants assert that shared funding by unaffiliated insurers, in this respect, is no different than the use of the same investment company as the funding vehicle for affiliated insurers, which Rules 6e-2(b)(15) and 6e-3(T)(b)(15) permit. Affiliated insurers may be

domiciled in different states and be subject to differing state law requirements. Affiliation does

not reduce the potential, if any exists, for differences in state regulatory requirements. In any

event, the conditions set forth below are designed to safeguard against, and provide procedures

for resolving, any adverse effects that differences among state regulatory requirements may

produce. If a particular state insurance regulator's decision conflicts with the majority of other

state regulators, then the affected Participating Insurance Company will be required to withdraw

its separate account investments in the relevant Fund. This requirement will be provided for in

the Participation Agreement that will be entered into by Participating Insurance Companies with

the relevant Fund.

16.   Rules 6e-2(b)(15) and 6e-3(T)(b)(15) give Participating Insurance Companies the

right to disregard the voting instructions of VLI Contract owners in certain circumstances. This

right derives from the authority of state insurance regulators over VLI Accounts and VA

Accounts. Under Rules 6e-2(b)(15) and 6e-3(T)(b)(15), a Participating Insurance Company may

disregard VLI Contract owner voting instructions only with respect to certain specified items.

Affiliation does not eliminate the potential, if any exists, for divergent judgments as to the

advisability or legality of a change in investment policies, principal underwriter or investment

adviser initiated by such Contract owners. The potential for disagreement is limited by the

requirements in Rules 6e-2 and 6e-3(T) that the Participating Insurance Company's disregard of

voting instructions be reasonable and based on specific good faith determinations.

17.   A particular Participating Insurance Company's disregard of voting instructions,

nevertheless, could conflict with the voting instructions of a majority of VLI Contract owners.

The Participating Insurance Company's action possibly could be different than the determination

of all or some of the other Participating Insurance Companies (including affiliated insurers) that the voting instructions of VLI Contract owners should prevail, and either could preclude a majority vote approving the change or could represent a minority view. If the Participating Insurance Company's judgment represents a minority position or would preclude a majority vote, then the Participating Insurance Company may be required, at the relevant Fund's election, to withdraw its VLI Accounts' and VA Accounts' investments in the relevant Fund. No charge or penalty will be imposed as a result of such withdrawal. This requirement will be provided for in the Participation Agreement entered into by the Participating Insurance Companies with the relevant Fund.

18.   Applicants argue that there is no reason why the investment policies of a Fund would or should be materially different from what these policies would or should be if the Fund supported only VA Accounts or VLI Accounts supporting flexible premium or scheduled premium VLI Contracts. Each type of insurance contract is designed as a long-term investment program.

19.   Each Fund will be managed to attempt to achieve its specified investment objective, and not favor or disfavor any particular Participating Insurance Company or type of insurance contract. There is no reason to believe that different features of various types of Variable Contracts will lead to different investment policies for each or for different VLI Accounts and VA Accounts. The sale of Variable Contracts and ultimate success of all VA Accounts and VLI Accounts depends, at least in part, on satisfactory investment performance, which provides an incentive for each Participating Insurance Company to seek optimal investment performance.

20.   Furthermore, no single investment strategy can be identified as appropriate to a particular Variable Contract. Each "pool" of VLI Contract and VA Contract owners is

composed of individuals of diverse financial status, age, insurance needs and investment goals. A Fund supporting even one type of Variable Contract must accommodate these diverse factors in order to attract and retain purchasers. Permitting mixed and shared funding will provide economic support for the continuation of the Funds. Mixed and shared funding will broaden the base of potential Variable Contract owner investors, which may facilitate the establishment of additional Funds serving diverse goals.

21.   Applicants do not believe that the sale of the shares to Qualified Plans, Advisers, and General Accounts will increase the potential for material irreconcilable conflicts of interest between or among different types of investors. In particular, Applicants see very little potential for such conflicts beyond those that would otherwise exist between owners of VLI Contracts and VA Contracts. Applicants submit that either there are no conflicts of interest or that there exists the ability by the affected parties to resolve such conflicts consistent with the best interests of VLI Contract owners, VA Contract owners, and Plan participants.

22.   Applicants considered whether there are any issues raised under the Code, Treasury Regulations, or Revenue Rulings thereunder if VA Accounts, VLI Accounts, Advisers, General Accounts and Qualified Plans all invest in the same Fund. However, the Applicants have concluded that neither the Code, nor the Treasury Regulations nor Revenue Rulings thereunder, present any inherent conflicts of interest if VA Accounts, VLI Accounts, Advisers, General Accounts and Qualified Plans all invest in the same Fund.

23.   Applicants note that, while there are differences in the manner in which distributions from VLI Accounts, VA Accounts, and Plans are taxed, these differences have no impact on the Funds. When distributions are to be made, and a VLI Account, VA Account, or Plan is unable to net purchase payments to make distributions, the VLI Account, VA Account, or

16

Plan will redeem shares of the relevant Fund at its net asset value in conformity with Rule 22c-1

under the 1940 Act (without the imposition of any sales charge) to provide proceeds to meet

distribution needs. A Participating Insurance Company will then make distributions in

accordance with the terms of its Variable Contracts, and a Plan will then make distributions in

accordance with the terms of the Plan.

24.   Applicants considered whether it is possible to provide an equitable means of

giving voting rights to all Variable Contract owners, Qualified Plans, Advisers and General

Accounts, and determined that it is possible. In connection with any meeting of Fund

shareholders, the soliciting Fund will inform each Participating Insurance Company (with respect

to its VLI Accounts, VA Accounts and General Account), Adviser, and Qualified Plan of its

share holdings and provide other information necessary for such shareholders to participate in

the meeting (*e.g.*, proxy materials). Each Participating Insurance Company then will solicit

voting instructions from owners of VLI Contracts and VA Contracts in accordance with Rules

6e-2 or 6e-3(T), or Section 12(d)(1)(E)(iii)(aa) of the Act, as applicable, and its Participation

Agreement with the relevant Fund. Shares of a Fund that are held by an Adviser or a General

Account will generally be voted in the same proportion as all votes cast on behalf of all Variable

Contract owners having voting rights. However, an Adviser or General Account will vote its

shares in such other manner as may be required by the Commission or its staff. Shares held by

Plans will be voted in accordance with applicable law. The voting rights provided to Plans with

respect to the shares would be no different from the voting rights that are provided to Plans with

respect to shares of mutual funds sold to the general public. Furthermore, if a material

irreconcilable conflict arises because of a Plan's decision to disregard Plan participant voting

instructions, if applicable, and that decision represents a minority position or would preclude a majority vote, the Plan may be required, at the election of the relevant Fund, to withdraw its investment in the Fund, and no charge or penalty will be imposed as a result of such withdrawal.

25.   Applicants do not believe that the veto power of state insurance commissioners over certain potential changes to Fund investment objectives approved by Variable Contract owners creates conflicts between the interests of such owners and the interests of Plan participants, Advisers or General Accounts. Applicants note that a basic premise of corporate democracy and shareholder voting is that not all shareholders may agree with a particular proposal. Their interests and opinions may differ, but this does not mean that inherent conflicts of interest exist between or among such shareholders or that occasional conflicts of interest that do occur between or among them are likely to be irreconcilable.

26.   Although Participating Insurance Companies may have to overcome regulatory impediments in redeeming shares of a Fund held by their VLI and VA Accounts, the Plans and the participants in participant-directed Plans can make decisions quickly and redeem their shares in a Fund and reinvest in another investment company or other funding vehicle without impediments, or as is the case with most Plans, hold cash pending suitable investment. As a result, conflicts between the interests of Variable Contract owners and the interests of Plans and Plan participants can usually be resolved quickly since the Plans can, on their own, redeem their Fund shares. Advisers and General Accounts can similarly redeem their shares of a Fund and make alternative investments at any time.

27.   Finally, Applicants considered whether there is a potential for future conflicts of interest between Participating Insurance Companies and Plans created by future changes in the tax laws. Applicants do not see any greater potential for material irreconcilable conflicts arising between the interests of Variable Contract owners and Plan participants from future changes in

the federal tax laws than that which already exists between VLI Contract owners and VA Contract owners.

28.   Applicants recognize that the foregoing is not an all-inclusive list, but rather is representative of issues that they believe are relevant to this application. Applicants believe that the discussion contained herein demonstrates that the sale of Fund shares to Plans would not increase the risk of material irreconcilable conflicts between the interests of Plan participants and Variable Contract owners or other investors. Further, Applicants submit that the use of the Funds with respect to Plans is not substantially dissimilar from each Fund's current and anticipated use, in that Plans, like VLI Accounts and VA Accounts, are generally long-term investors.

29.   Applicants assert that permitting a Fund to sell its shares to an Adviser or to a General Account will enhance management of each Fund without raising significant concerns regarding material irreconcilable conflicts among different types of investors.

30.   Various factors have limited the number of insurance companies that offer Variable Contracts. These factors include the costs of organizing and operating a funding vehicle, certain insurers' lack of experience with respect to investment management, and the lack of name recognition by the public of certain insurance companies as investment experts. In particular, some smaller life insurance companies may not find it economically feasible, or within their investment or administrative expertise, to enter the Variable Contract business on their own. Use of the Funds as a common investment vehicle for Variable Contracts would reduce or eliminate these concerns. Mixed and shared funding should also provide several benefits to owners of Variable Contracts by eliminating a significant portion of the costs of establishing and administering separate underlying funds.

31.   Applicants state that Participating Insurance Companies will benefit not only from

the investment and administrative expertise of the Funds' Adviser, but also from the potential

cost efficiencies and investment flexibility afforded by larger pools of funds. Mixed and shared

funding also would permit a greater amount of assets available for investment by a Fund, thereby

promoting economies of scale, by permitting increased safety through greater diversification, or

by making the addition of new Funds more feasible. Therefore, making the Funds available for

mixed and shared funding will encourage more insurance companies to offer Variable Contracts.

This should result in increased competition with respect to both Variable Contract design and

pricing, which can in turn be expected to result in more product variety. Applicants also assert

that sale of shares in a Fund to Plans, in addition to VLI Accounts and VA Accounts, will result

in an increased amount of assets available for investment in a Fund. This may benefit Variable

Contract owners by promoting economies of scale, permitting increased safety of investments

through greater diversification, and making the addition of new Funds more feasible.

32.   Applicants also submit that, regardless of the type of shareholder in a Fund, an

Adviser is or would be contractually and otherwise obligated to manage the Fund solely and

exclusively in accordance with that Fund's investment objectives, policies and restrictions, as

well as any guidelines established by the applicable Trust's board of trustees or directors (a

"Board"). Thus, each Fund will be managed in the same manner as any other mutual fund.

33.   Applicants assert that sales of Fund shares, as described above, will not have any

adverse federal income tax consequences to other investors in such a Fund.

34.   In addition, Applicants note that the Commission has issued numerous orders

permitting mixed funding, extended mixed funding, and shared funding. Therefore, granting the

exemptions requested herein is in the public interest and, as discussed above, will not compromise the regulatory purposes of Sections 9(a), 13(a), 15(a), or 15(b) of the Act or Rules 6e-2 or 6e-3(T) thereunder.

Applicants' Conditions:

Applicants agree that the Commission order requested herein shall be subject to the following conditions:

1. A majority of the Board of each Trust will consist of persons who are not "interested persons" of the Trust ("disinterested directors/trustees"), as defined by Section 2(a)(19) of the 1940 Act, and the rules thereunder, and as modified by any applicable orders of the Commission, except that if this condition is not met by reason of death, disqualification or bona fide resignation of any trustee or trustees, then the operation of this condition will be suspended: (a) for a period of 90 days if the vacancy or vacancies may be filled by the Board, (b) for a period of 150 days if a vote of shareholders is required to fill the vacancy or vacancies, or (c) for such longer period as the Commission may prescribe by order upon application or by future rule.

2. The Board of each Trust will monitor its respective Funds for the existence of any material irreconcilable conflict between and among the interests of the owners of all VLI Contracts and VA Contracts and participants of all Plans investing in the Fund, and determine what action, if any, should be taken in response to such conflicts. A material irreconcilable conflict may arise for a variety of reasons, including: (a) an action by any state insurance regulatory authority; (b) a change in applicable federal or state insurance, tax, or securities laws or regulations, or a public ruling, private letter ruling, no-action or interpretive letter, or any similar action by insurance, tax or securities regulatory authorities; (c) an administrative or judicial decision in any relevant proceeding; (d) the manner in which the investments of the Fund

are being managed; (e) a difference in voting instructions given by VA Contract owners, VLI

Contract owners, and Plans or Plan participants; (f) a decision by a Participating Insurance

Company to disregard the voting instructions of contract owners; or (g) if applicable, a decision

by a Plan to disregard the voting instructions of Plan participants.

3.   Participating Insurance Companies (on their own behalf, as well as by virtue of

any investment of General Account assets in a Fund), any Adviser to a Fund, and any Plan that

executes a Participation Agreement upon its becoming an owner of 10% or more of the net assets

of a Fund (collectively, "Participants") will report any potential or existing conflicts to the

relevant Board. Each Participant will be responsible for assisting the Board in carrying out the

Board's responsibilities under these conditions by providing the Board with all information

reasonably necessary for the Board to consider any issues raised. This responsibility includes,

but is not limited to, an obligation by each Participating Insurance Company to inform the Board

whenever Variable Contract owner voting instructions are disregarded, and, if pass-through

voting is applicable, an obligation by each trustee for a Plan to inform the Board whenever it has

determined to disregard Plan participant voting instructions. The responsibility to report such

information and conflicts, and to assist the Board, will be a contractual obligation of all

Participating Insurance Companies under their Participation Agreement with a Trust, and these

responsibilities will be carried out with a view only to the interests of the Variable Contract

owners. The responsibility to report such information and conflicts, and to assist the Board, also

will be contractual obligations of all Plans under their Participation Agreement with a Trust, and

such agreements will provide that these responsibilities will be carried out with a view only to

the interests of Plan participants.

4.   If it is determined by a majority of the Board of a Trust, or a majority of the

disinterested directors/trustees of the Board, that a material irreconcilable conflict exists, then the relevant Participant will, at its expense and to the extent reasonably practicable (as determined by a majority of the disinterested directors/trustees), take whatever steps are necessary to remedy or eliminate the material irreconcilable conflict, up to and including: (a) withdrawing the assets allocable to some or all of their VLI Accounts or VA Accounts from the Fund and reinvesting such assets in a different investment vehicle including another Fund; (b) in the case of a Participating Insurance Company, submitting the question as to whether such segregation should be implemented to a vote of all affected Variable Contract owners and, as appropriate, segregating the assets of any appropriate group (*i.e.*, VA Contract owners or VLI Contact owners of one or more Participating Insurance Companies) that votes in favor of such segregation, or offering to the affected Contract owners the option of making such a change; (c) withdrawing the assets allocable to some or all of the Plans from the affected Fund and reinvesting them in a different investment medium; and (d) establishing a new registered management investment company or managed separate account. If a material irreconcilable conflict arises because of a decision by a Participating Insurance Company to disregard Variable Contract owner voting instructions, and that decision represents a minority position or would preclude a majority vote, then the Participating Insurance Company may be required, at the election of the Trust, to withdraw such Participating Insurance Company's VA Account and VLI Account investments in the Fund, and no charge or penalty will be imposed as a result of such withdrawal. If a material irreconcilable conflict arises because of a Plan's decision to disregard Plan participant voting instructions, if applicable, and that decision represents a minority position or would preclude a majority vote, the Plan may be required, at the election of the Trust, to withdraw its investment in the Fund, and no charge or penalty will be imposed as a result of such withdrawal. The

23

responsibility to take remedial action in the event of a Board determination of a material

irreconcilable conflict and to bear the cost of such remedial action will be a contractual

obligation of all Participants under their Participation Agreement with a Trust, and these

responsibilities will be carried out with a view only to the interests of Variable Contract owners

or, as applicable, Plan participants.

For purposes of this Condition 4, a majority of the disinterested directors/trustees of the

Board of each Trust will determine whether or not any proposed action adequately remedies any

material irreconcilable conflict, but, in no event, will the Fund or its Adviser be required to

establish a new funding vehicle for any Variable Contract or Plan. No Participating Insurance

Company will be required by this Condition 4 to establish a new funding vehicle for any

Variable Contract if any offer to do so has been declined by vote of a majority of the Contract

owners materially and adversely affected by the material irreconcilable conflict. Further, no Plan

will be required by this Condition 4 to establish a new funding vehicle for the Plan if: (a) a

majority of the Plan participants materially and adversely affected by the irreconcilable material

conflict vote to decline such offer, or (b) pursuant to documents governing the Plan, the Plan

trustee makes such decision without a Plan participant vote.

5.   The Board of each Trust's determination of the existence of a material

irreconcilable conflict and its implications will be made known in writing promptly to all

Participants.

6.   Participating Insurance Companies will provide pass-through voting privileges to

all Variable Contract owners whose Contracts are issued through registered VLI Accounts or

registered VA Accounts for as long as required by the Act as interpreted by the Commission.

However, as to Variable Contracts issued through VA Accounts or VLI Accounts not registered as investment companies under the Act, pass-through voting privileges will be extended to owners of such Contracts to the extent granted by the Participating Insurance Company. Accordingly, such Participating Insurance Companies, where applicable, will vote the shares of each Fund held in their VLI Accounts and VA Accounts in a manner consistent with voting instructions timely received from Variable Contract owners. Participating Insurance Companies will be responsible for assuring that each of their VLI and VA Accounts investing in a Fund calculates voting privileges in a manner consistent with all other Participating Insurance Companies investing in that Fund.

The obligation to calculate voting privileges as provided in this application shall be a contractual obligation of all Participating Insurance Companies under their Participation Agreement with the Trust. Each Participating Insurance Company will vote shares of each Fund held in its VLI or VA Accounts for which no timely voting instructions are received, as well as shares held by its General Account or otherwise attributed to it, in the same proportion as those shares for which voting instructions are received. Each Plan will vote as required by applicable law, governing Plan documents and as provided in this application.

7. As long as the Act requires pass-through voting privileges to be provided to Variable Contract owners or the Commission interprets the Act to require the same, a Fund's Adviser or any General Account will vote their shares of the Fund in the same proportion as all votes cast on behalf of all Variable Contract owners having voting rights; provided, however, that such an Adviser or General Account shall vote its shares in such other manner as may be required by the Commission or its staff.

8. Each Fund will comply with all provisions of the Act requiring voting by shareholders (which, for these purposes, shall be the persons having a voting interest in its

shares), and, in particular, the Fund will either provide for annual meetings (except to the extent that the Commission may interpret Section 16 of the Act not to require such meetings) or comply with Section 16(c) of the Act (although each Fund is not, or will not be, one of those trusts of the type described in Section 16(c) of the Act), as well as with Section 16(a) of the Act and, if and when applicable, Section 16(b) of the Act. Further, each Fund will act in accordance with the Commission's interpretations of the requirements of Section 16(a) with respect to periodic elections of directors/trustees and with whatever rules the Commission may promulgate thereto.

9.   A Fund will make its shares available to the VLI Accounts, VA Accounts, and Plans at or about the time it accepts any seed capital from its Adviser or from a General Account of a Participating Insurance Company.

10.   Each Fund has notified, or will notify, all Participants that disclosure regarding potential risks of mixed and shared funding may be appropriate in VLI Account and VA Account prospectuses or Plan documents. Each Fund will disclose, in its prospectus that: (a) shares of the Fund may be offered to both VA Accounts and VLI Accounts and, if applicable, to Plans, (b) due to differences in tax treatment and other considerations, the interests of various Variable Contract owners participating in the Fund and the interests of Plan Participants investing in the Fund, if applicable, may conflict, and (c) the Trust's Board will monitor events in order to identify the existence of any material irreconcilable conflicts and to determine what action, if any, should be taken in response to any such conflicts.

11.   If and to the extent Rule 6e-2 and Rule 6e-3(T) under the Act are amended, or proposed Rule 6e-3 under the Act is adopted, to provide exemptive relief from any provision of the Act, or the rules thereunder, with respect to mixed or shared funding, on terms and conditions materially different from any exemptions granted in the order requested in this application, then

each Fund and/or Participating Insurance Companies, as appropriate, shall take such steps as may be necessary to comply with Rules 6e-2 or 6e-3(T), as amended, or Rule 6e-3, to the extent such rules are applicable.

12.   Each Participant, at least annually, shall submit to the Board of each Trust such reports, materials or data as the Board reasonably may request so that the directors/trustees of the Board may fully carry out the obligations imposed upon the Board by the conditions contained in this application. Such reports, materials and data shall be submitted more frequently if deemed appropriate by the Board of a Trust. The obligations of the Participants to provide these reports, materials and data to the Board, when it so reasonably requests, shall be a contractual obligation of all Participants under their Participation Agreement with the Trust.

13.   All reports of potential or existing conflicts received by the Board of each Trust, and all Board action with regard to determining the existence of a conflict, notifying Participants of a conflict and determining whether any proposed action adequately remedies a conflict, will be properly recorded in the minutes of the Board or other appropriate records, and such minutes or other records shall be made available to the Commission upon request.

14.   Each Fund will not accept a purchase order from a Plan if such purchase would make the Plan an owner of 10 percent or more of the net assets of the Fund unless the Plan executes an agreement with the Fund governing participation in the Fund that includes the conditions set forth herein to the extent applicable. A Plan will execute an application containing an acknowledgement of this condition at the time of its initial purchase of shares.

<u>Conclusion</u>:

For all of the reasons explained above, Applicants submit that the exemptions requested are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin M. O'Neill
Deputy Secretary